Exhibit 2

Execution Version

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”) is made and entered into as of September 26, 2014, by and between RWWI Holdings LLC (“Seller”) and Rand Acquisition LLC (“Buyer”).

RECITALS

WHEREAS, Seller is the holder of shares of common stock, par value $0.01 per share (the “Common Stock”), of Rand Worldwide, Inc., a Delaware corporation (the “Company”);

WHEREAS, Seller desires to sell Nine Million (9,000,000) of its shares of such common stock (the “Shares”), to Buyer upon the terms and conditions set forth herein (the “Transaction”); and

WHEREAS, Buyer desires to acquire the Shares from Seller upon the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the representations, warranties, and covenants contained herein, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Purchase of Shares from Seller. Subject to and upon the terms of this Agreement, on the date hereof (the “Closing Date”, with the purchase and sale of the Shares and the transactions contemplated hereby referred to as the “Closing”), Seller will sell, transfer, and assign all of its right, title and interest in the Shares to Buyer, in consideration for the payment by Buyer of the Purchase Price (as defined in Section 2).

2. Purchase Price for the Shares. The aggregate purchase price for the Shares shall be Ten Million Eight Hundred Thousand Dollars ($10,800,000.00) (the “Purchase Price”).

3. Payment of Purchase Price. On the Closing Date: (i) Buyer shall pay to Seller, in cash or by wire transfer of immediately available funds, the Purchase Price and (ii) Seller shall deliver to Buyer one or more the certificate(s) representing the Shares, together with a duly executed stock power or irrevocable instructions to the Company’s transfer agent authorizing the transfer of the Shares to Buyer in the Company’s stock records. Seller hereby acknowledges and agrees that, upon the Closing, it shall no longer have any ownership interest in the Shares, other than the right to receive the Purchase Price therefor from Buyer.

4. Seller Representations and Warranties. Seller represents and warrants to Buyer as follows:

(a) Title. Seller directly owns and has good and marketable title to the Shares, free and clear of any and all restrictions, voting arrangements, escrow arrangements, liens, encumbrances, options, and other adverse claims or third party rights whatsoever (“Liens”). Seller beneficially owns and has good and marketable title to an aggregate of 34,232,682 shares of Common Stock, free and clear of all Liens, of which 28,800,022 shares of Common Stock are held in certificated form registered in the name of Seller and 5,432,660 shares of Common Stock are beneficially owned in book-entry form.

(b) Authority. Seller has the full right, power, and authority to enter into this Agreement and to convey and sell the Shares to Buyer hereunder, and upon consummation of the sale, Buyer will acquire from Seller good and marketable title to the Shares, free and clear of all Liens.

(c) No Legal Bar. Seller is not a party to, subject to, or bound by any agreement or judgment, order, writ, prohibition, injunction, or decree of any court or other governmental body that would either (i) prevent Seller from entering into this Agreement and selling the Shares to Buyer pursuant to this Agreement or (ii) grant to anyone the right or option to purchase or otherwise acquire the Shares. There is no litigation pending or threatened against Seller that would impair the execution, delivery, and performance by Seller of this Agreement and the consummation by Seller of the transactions contemplated hereby.

(d) No Broker’s Fees. No broker, finder, or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller.

(e) Non-Reliance. Seller has not requested, and Buyer has not provided, any information or advice with respect to the Company, and such information or advice is not necessary to or desired by Seller. Buyer has not made any representation as to the Company or its expected future financial performance.

(f) Buyer’s Reliance. Seller acknowledges that (i) Buyer is relying on Seller’s representations, warranties, acknowledgments, and agreements in this Agreement as a condition to proceeding with the Transaction; and (ii) without such representations, warranties, and agreements, Buyer would not enter into this Agreement or engage in the Transaction.

5. Buyer Representations and Warranties. Buyer represents and warrants to Seller as follows:

(a) Authority. Buyer has the full right, power, and authority to enter into this Agreement.

(b) Investment. Buyer is acquiring the Shares solely for its own account for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. Buyer acknowledges that the transfer of the Shares pursuant to this Agreement isnot being registered under the Securities Act of 1933, as amended, or any state securities laws, and that the Shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act of 1933, as amended or pursuant to an applicable exemption therefrom and subject to state securities laws and regulations, as applicable.

(c) No Broker’s Fees. No broker, finder, or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer.

(d) No Legal Bar. Buyer is not a party to, subject to, or bound by any agreement or judgment, order, writ, prohibition, injunction, or decree of any court or other governmental body that would prevent Buyer from entering into this Agreement and purchasing Shares pursuant to this Agreement. There is no litigation pending or threatened against Buyer that would impair the execution, delivery, and performance by Buyer of this Agreement and the consummation by Buyer of the transactions contemplated hereby.

(e) Non-Reliance.

(i) Buyer (i) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits, risks, and suitability of the Transaction, (ii) is able to bear the risk of an entire loss of its investment in the Shares, and (iii) is consummating the Transaction with a full understanding of all of the terms, conditions, and risks and willingly assumes those terms, conditions, and risks;

(ii) Buyer has received and carefully reviewed all information that it and its advisers deem necessary to make its decision to enter into the Transaction, including, without limitation, the Company’s public filings with the Securities and Exchange Commission and other publicly available information regarding the Company;

(iii) Buyer has evaluated the merits and risks of the Transaction based exclusively on its own independent review and consultations with such investment, legal, tax, accounting, and other advisers as it deemed necessary. Buyer has made its own decision concerning the Transaction without reliance on any representation or warranty of, or advice from, Seller; and

(iv) Buyer has not requested, and Seller has not provided, any information or advice with respect to the Shares, and such information or advice is not necessary to or desired by Buyer. Seller has not made any representation as to the Company.

(f) Seller’s Reliance. Buyer acknowledges that (i) Seller is relying on Buyer’s representations, warranties, acknowledgments, and agreements in this Agreement as a condition to proceeding with the Transaction; and (ii) without such representations, warranties, and agreements, Seller would not enter into this Agreement or engage in the Transaction.

6. Covenants and Agreements.

(a) Board Designation. Seller shall not, without the written consent of Buyer, assert any board designation rights pursuant to the Stockholders’ Agreement, dated as of August 17, 2010, by and among Avatech Solutions, Inc., RWWI Holdings LLC and certain holders of Common Stock (the “Stockholders Agreement”) for so long as such agreement remains in effect. As of the Closing, Seller waives and relinquishes all rights of it and its affiliates under the Stockholders Agreement and the Registration Rights Agreement, dated as of August 17, 2010, by and between Avatech Solutions, Inc. and RWWI Holdings LLC (the “Registration Rights Agreement”). Following the consummation of the Offer (as defined below), Seller agrees (i) to the extent that the Stockholders Agreement has not terminated by its own terms, to take such steps as may be necessary in order promptly to cause its termination with no further liability or obligation of the Company, and (ii) not to exercise any additional demand rights under the Registration Rights Agreement.

(b) Tender Offer. Seller hereby covenants and agrees with Buyer that Seller shall properly tender and not withdraw all of the remaining Shares of Common Stock (after giving effect to the Closing) that it directly and/or beneficially owns in the Offer (as described below).

(c) Further Assurances. Each party agrees to execute and deliver any instruments and to perform any acts that may be necessary or reasonably requested in order to give full effect to this Agreement. The parties agree and acknowledge that in no event will Buyer be required to participate in the Offer as a bidder or offeror.

7. Put Right.

(a) Upon the occurrence of the Put Trigger (defined below), and for a period of thirty (30) days thereafter, Buyer shall have the right (the “Put Right”), but not the obligation, to cause Seller to repurchase all, but not less than all, of the Shares at the Purchase Price. For purposes of this Section 7, the “Put Trigger” shall occur if (i) the Company fails for any reason to commence a tender offer under the Securities Exchange Act of 1934, as amended (the “Offer”), for at least 27 million of its outstanding shares of Common Stock at a price of $1.20 per share (the “Tender Price”) within ten (10) business days after the Closing Date, or (ii) having commenced the Offer, the Company for any reason withdraws or terminates the Offer without having purchased the shares of Common Stock tendered pursuant thereto at the Tender Price on the terms outlined in the Offer (other than shares not purchased pursuant to the proration procedures outlined in the Offer), or (iii) the Company for any reason has not completed the Offer (and purchased the shares tendered pursuant thereto, other than due to the proration procedures in the Offer, at the Tender Price) on the terms outlined therein by November 15, 2014 such that Buyer owns a majority of the Common Stock of the Company then outstanding.

(b) If Buyer desires to sell the Shares pursuant to Section 7(a), Buyer shall deliver to Seller a written notice (the “Put Exercise Notice”) exercising the Put Right. By delivering the Put Exercise Notice, Buyer represents and warrants to Seller that, at the time of such notice and at the time the Put Right is settled, (i) Buyer has and will have good and marketable title to the Shares, free and clear of any and all Liens other than Liens caused or incurred by Seller, and (ii) Buyer has the full right, power and authority to convey and sell the Shares pursuant to the Put Right hereunder, and upon consummation of the exercise of the Put Right, Seller will acquire from Buyer good and marketable title to the Shares, free and clear of all Liens other than Liens caused or incurred by Seller.

(c) The closing of any sale of Shares pursuant to this Section 7 shall take place no later than 5 business days following receipt by Seller of the Put Exercise Notice. For the avoidance of doubt, a Put Exercise Notice delivered within the thirty (30) day period described in Section 7(a) shall be valid even if the closing of the sale of Shares thereunder occurs after the expiration of such period. Seller shall give Buyer at least three (3) business days’ written notice of the date of closing (the “Put Right Closing Date”).

(d) Seller will pay the Purchase Price for the Shares by wire transfer of immediately available funds on the Put Right Closing Date.

(e) Seller and Buyer shall each take all actions as may be reasonably necessary to consummate the sale contemplated by this Section 7 including, without limitation, entering into agreements and delivering certificates and instruments as may be deemed necessary or appropriate.

(f) At the closing of any sale and purchase pursuant to this Section 7, Buyer shall deliver to Seller a certificate or certificates representing the Shares to be sold (if any), accompanied by stock powers, against receipt of the Purchase Price.

(g) Seller shall not distribute, transfer, pledge, encumber or otherwise subject to any Lien any portion of the Purchase Price until such time as the Put Right may no longer be exercised pursuant to Section 7(a) above.

(h) Seller will not avoid or seek to avoid the observance or performance of any of the provisions to be observed or performed by it under Section 6 or Section 7, but will at all times in good faith carry out of all the provisions of Section 6 and Section 7 and will take all such action as may be necessary or appropriate to permit and facilitate any valid exercise by Buyer of the Put Right.

8. Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the laws of the State of Delaware. The parties hereby consent to the jurisdiction of the state and federal courts situated within the State of Delaware.

9. Entire Agreement. This Agreement and all agreements and instruments to be delivered by the parties pursuant hereto represent the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and supersede all prior oral and written and all contemporaneous oral negotiations, commitments and understandings between such parties. The representations and warranties contained in Sections 4 and 5 constitute all of the representations and warranties of such parties with respect to the transactions contemplated hereby. Except for this Agreement, Buyer hereby represents, warrants, acknowledges and agrees that it has not relied upon any information, representations, or warranties of Seller with respect to the Shares or the Transaction. Buyer waives any right it may have against Seller with respect to any omission of any kind on the part of Seller of any potentially material information.

10. Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of both parties hereto. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

11. Termination. This Agreement may be terminated at any time prior to the Closing by the mutual written consent of both Buyer and Seller. This Agreement will terminate automatically, and shall become void and have no further effect, in the event that the Closing has not occurred by December 31, 2014.

12. Counterparts. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which shall constitute the same instrument.

13. Section Headings. The section headings are for the convenience of the parties and in no way alter, modify, amend, limit or restrict the contractual obligations of the parties.

14. Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

15. Binding Agreement; Assignment. This Agreement shall be binding upon, shall inure to be benefit of, and shall be enforceable by, the parties hereto and their respective successors and permitted assigns. No party to this Agreement may assign its rights or delegate its duties hereunder without the prior consent of the other party hereto.

SIGNATURES ON FOLLOWING PAGE

IN WITNESS WHEREOF, the undersigned have entered into this Agreement as of the day and year first above written.

RWWI HOLDINGS LLC
By:	Ampersand 2006 Limited Partnership, its Manager
By:	AMP-06 Management Company Limited
Partnership, its General Partner
By:	AMP-06 MC LLC, its General Partner

By:	/s/ Herbert H. Hooper
Herbert H. Hooper, Principal Managing Member

RAND ACQUISITION LLC

By:	/s/ Peter H. Kamin
Name:	Peter H. Kamin
Title:	Manager